Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125546

SUPPLEMENT NO. 9 DATED OCTOBER 18, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 7 (which is cumulative and replaces all prior Supplements), Supplement No. 8 and this Supplement No. 9.

Status of the Offering	S–3
Recent Developments	S–3
Acquisitions and Related Matters	S–4
Summary of Contracts	S–6
Our Properties	S–7

The prospectus, and each supplement, contains forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of September 25, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	21,332,010	234,652,113	211,186,902

Total	26,093,915	$284,652,113	$256,186,902

RECENT DEVELOPMENTS

Recent Purchase

On October 5, 2006, one of our wholly-owned subsidiaries closed on the purchase of an entity owning one Courtyard by Marriott hotel in Hattiesburg, Mississippi with 84 guest rooms. The gross purchase price for this transaction was $9,455,066. This closing occurred in connection with a master purchase agreement that remains in effect with regard to two other hotels (described below).

Recent Purchase Contracts

On September 27, 2006, we caused one of our wholly-owned subsidiaries to enter into a master purchase agreement that relates to three separate purchase contracts. Each purchase contract provided for the purchase by our subsidiary of an entity owning one hotel. As mentioned above, one such purchase has occurred.

The other two purchase contracts remain in effect with respect to hotels in Prattville, Alabama and Trussville, Alabama, which are currently under construction. The gross purchase price for the entity that holds the Prattville hotel, which is expected to contain 84 guest rooms, is $9,303,407. The gross purchase price for the entity that holds the Trussville hotel, which also is expected to contain 84 guest rooms, is $9,510,104. An initial deposit of $100,000 was made under each of these purchase contracts. There can be no assurance at this time that we will purchase either of the entities owning these hotels.

On October 17, 2006, we caused one of our wholly-owned subsidiaries to enter into 11 separate purchase agreements for a portfolio of 13 hotels. The aggregate gross purchase price for these hotels, which contain a total of 1,757 guest rooms, is $308,300,000. The aggregate initial deposit for these hotels is $3,250,000, representing a deposit of $250,000 per hotel. Eight of the hotels serve as collateral for existing loans, which would be assumed by our purchasing subsidiary at closing on any purchase. The aggregate original principal balance of these loans is approximately $99,000,000. Further details about these hotels are provided in another section below. There can be no assurance at this time that we will purchase any of these hotels.

On October 18, 2006, we caused one of our wholly-owned subsidiaries to enter into two separate purchase agreements for two additional hotels, which are located in Danbury, Connecticut and Newark, New Jersey. The gross purchase price for the Danbury hotel, which contains 158 guest rooms, is $14,200,000. The gross purchase price for the Newark hotel, which contains 200 guest rooms, is $23,000,000. An initial deposit of $750,000 was made under each of these purchase agreements. There can be no assurance at this time that we will purchase either of these hotels.

Source of Payments

The gross purchase price with respect to our recent hotel purchase was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay the deposit amounts mentioned above, and to pay $189,101, representing 2% of the gross purchase price for our recent purchase, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases we currently own a total of 12 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Acquisitions

Our recently purchased hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the lessee will be referred to below as the “lessee.”

The hotel is managed under a separate management agreement between the lessee and the manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreement and management agreement are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recent purchase (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)

Hattiesburg, Mississippi	Courtyard	Sunbelt-CHM, L.L.C.	Apple Seven Services Southeast, L.P.	LBAM – Investor Group, L.L.C.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotel was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the seller or the manager, except for the relationship resulting from our purchase, the management agreement, the pending purchase contracts and any related documents.

Purchase Contracts for Portfolio of 13 Hotels

The following tables provide further information about the portfolio of 13 hotels covered by pending purchase agreements, and the loan agreements that would be assumed by our wholly-owned purchasing subsidiary if closing occurs:

Portfolio Summary

	Hotel (a)	Franchise	Number of Rooms	Purchase Price
1.	Jacksonville, Florida	Homewood Suites	116	(b)
2.	New Orleans, Louisiana	Homewood Suites	166	$43,000,000
3.	Rancho Bernardo, California	Courtyard	210	36,000,000
4.	Savannah, Georgia	Homewood Suites	106	(b)
5.	Agoura Hills, California	Homewood Suites	125	25,250,000
6.	Highlands Ranch, Colorado	Residence Inn	117	19,000,000
7.	Highlands Ranch, Colorado	Hilton Garden Inn	128	20,500,000
8.	Cranford, New Jersey	Homewood Suites	108	13,500,000
9.	Mahwah, New Jersey	Homewood Suites	110	19,500,000
10.	San Diego, California	Hampton Inn	177	42,000,000
11.	Miami, Florida	Homewood Suites	159	24,300,000
12.	Provo, Utah	Residence Inn	114	(c)
13.	San Diego, California	Residence Inn	121	(c)

		Total	1,757	$308,300,000

(a)	The hotels listed in 5 and 7 above are currently under construction. This table shows the expected number of rooms upon completion of these hotels.
(b)	The hotels listed in 1 and 4 above are covered by the same purchase contract with a purchase price of $21,500,000.
(c)	The hotels listed in 12 and 13 above are covered by the same purchase contract with a purchase price of $43,750,000.

Loan Information (a)
	Hotel	Franchise	Original Outstanding Principal Balance	Interest Rate	Maturity Date
1.	Jacksonville, Florida	Homewood Suites	(b)	6.61%	April 2013
2.	New Orleans, Louisiana	Homewood Suites	$17,500,000	5.85%	October 2014
3.	Rancho Bernardo, California	Courtyard	—	—	—
4.	Savannah, Georgia	Homewood Suites	(b)	6.61%	April 2013
5.	Agoura Hills, California	Homewood Suites	—	—	—
6.	Highlands Ranch, Colorado	Residence Inn	11,550,000	5.94%	June 2016
7.	Highlands Ranch, Colorado	Hilton Garden Inn	—	—	—
8.	Cranford, New Jersey	Homewood Suites	—	—	—
9.	Mahwah, New Jersey	Homewood Suites	—	—	—
10.	San Diego, California	Hampton Inn	17,000,000	6.74%	March 2014
11.	Miami, Florida	Homewood Suites	10,450,000	6.50%	July 2013
12.	Provo, Utah	Residence Inn	(c)	6.55%	April 2013
13.	San Diego, California	Residence Inn	(c)	6.55%	April 2013

		Total	$99,000,000

(a)	All loans provide for monthly payments of principal and interest on an amortized basis.
(b)	The hotels listed in 1 and 4 above serve as collateral for the same promissory note, which had an original principal balance of $19,500,000.
(c)	The hotels listed in 12 and 13 above serve as collateral for the same promissory note, which had an original principal balance of $23,000,000.

SUMMARY OF CONTRACTS

Hotel Lease Agreement

The recently purchased hotel in Hattiesburg, Mississippi, is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). The lease provides for an initial term of 10 years. The lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

The lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rent and lease commencement date for the hotel are each shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement

Hattiesburg, Mississippi	Courtyard	$914,346	October 5, 2006

The annual percentage rent depends on a formula that compares a fixed “suite revenue breakpoint” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoint will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreement

The purchased hotel is being managed by the manager under a separate management agreement between the manager and the lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates.

Either party may terminate the management agreement at any time upon prior notice of 180 days. In addition, our leasing subsidiary may terminate the management agreement if the manager fails to achieve certain performance levels.

Franchise Agreement

For the recently purchased hotel in Hattiesburg, Mississippi, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. The relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Seven Hospitality, Inc. to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

The fees and other terms of this agreement are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotel and the market in which it operates. This agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreement

For the recently purchased hotel, there is a separate owner agreement among the franchisor, owner and lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our recently purchased hotel offers guest rooms and suites, together with related amenities. The hotel is located in a developed area and in a competitive market. We believe the hotel is well-positioned to compete in its market based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotel:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Hattiesburg, Mississippi	Courtyard	84	$9,455,066	$94-149	$8,609,866

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of the hotel.

Table 2. Operating Information

This table has been omitted because the recently purchased hotel was the result of new construction and has no operating history.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (a)	Real Property Tax (b)
Hattiesburg, Mississippi	Courtyard	2006	(c)	2.48314%	$15,819

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	The recently purchased hotel was under construction during 2005 and part of 2006. The property taxes shown for this hotel are not indicative of the property taxes expected in the future.
(c)	Represents calendar year.